                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)


                       CENTURY PROPERTIES GROWTH FUND XXII
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                                 ---------------

                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
Transaction Valuation*     $30,412,752.56        Amount of Filing Fee: $6,082.55
--------------------------------------------------------------------------------
* For purposes of calculating the fee only. This amount assumes the purchase of 53,528.5 units of limited partnership interest of the subject partnership for $568.16 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0- 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:  $6,030.95       Filing Parties:  AIMCO Properties, L.P.


Form or Registration No.:  Schedule 14D-1   Date Filed:  November 16, 1999




                         (Continued on following pages)




                                Page 1 of 5 Pages

       AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 19 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) Amendment
No. 4 to the Schedule 14D-1, originally filed October 12, 1999, of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Century Properties Growth Fund XXII (the "Partnership"); and (b) Amendment No. 19 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 30, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corp. ("IFGP"), Insignia NPI L.L.C. ("NPI"), Riverside Drive L.L.C. ("Riverside") and Andrew L. Farkas as amended by (i) Amendment No. 1 filed with the Commission on January 31, 1996 by Insignia, IFGP, NPI, Riverside, Insignia Commercial Group, Inc. ("Commercial"), Insignia Properties Corporation ("Properties") and Andrew L. Farkas; (ii) Amendment No. 2 filed with the Commission on February 27, 1996 by Insignia, IFGP, NPI, Riverside, Commercial, Properties and Andrew L. Farkas; (iii) Amendment No. 3 filed with the Commission on January 16, 1997 by Insignia, Insignia Properties, L.P. ("IPLP"), Commercial, Insignia Properties Trust ("IPT") and Andrew L. Farkas; (iv) Amendment No. 4 filed with the Commission on August 28, 1997 by IPLP Acquisition I, L.L.C. ("IPLP Acquisition"), IPLP, IPT and Andrew L. Farkas; (v) Amendment No. 5 filed with the Commission on September 26, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (vi) Amendment No. 6, filed with the Commission on October 1, 1997, by IPLP Acquisition, IPLP, IPT, Insignia, and Andrew L. Farkas; (vii) Amendment No. 7 filed with the Commission on October 3, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (viii) Amendment No. 8, filed with the Commission on October 7, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (ix) Amendment No. 9, filed with the Commission on November 10, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (x) Amendment No. 10 filed with the Commission on October 26, 1998, by IPLP Acquisition, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment
Investment and Management Company ("AIMCO"); (xi) Amendment No. 11, filed with the Commission on May 14, 1999, by IPLP Acquisition, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO; (xii) Amendment No. 12, filed with the Commission on July 1, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO; (xiii) Amendment No. 13, filed with the Commission on August 6, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiv) Amendment No. 14, filed with the Commission on October 12, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xv) Amendment No. 15, filed with the Commission on October 19, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO; (xvi) Amendment No. 16, filed with the Commission on October 25, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO (xvii) Amendment No. 17, filed with the Commission on November 11, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xviii) Amendment No. 18, filed with the Commission on November 16, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.


(11)     MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1) Litigation Settlement Offer, dated November 11, 1999 (Previously filed).
                  (a)(2)   Letter of Transmittal and related Instructions.
                  (a)(3) Letter, dated November 11, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
                  (a)(4) Supplement to the Litigation Settlement Offer, dated December 16, 1999.


                                Page 2 of 5 Pages

                  (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1) Agreement of Joint Filing, dated November 11, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and IPLP Acquisition (Previously filed).



                                Page 3 of 5 Pages

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 1999
                                             IPLP ACQUISITION I, L.L.C.

                                             By: /s/Patrick J. Foye
                                                 -------------------------------
                                                  Executive Vice President

                                             AIMCO/IPT, INC.

                                             By: /s/Patrick J. Foye
                                                 -------------------------------
                                                  Executive Vice President

                                             INSIGNIA PROPERTIES, L.P.

                                             By:  AIMCO/IPT, INC.
                                                  (General Partner)

                                             By: /s/Patrick J. Foye
                                                 -------------------------------
                                                  Executive Vice President

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                  (General Partner)

                                             By: /s/Patrick J. Foye
                                                 -------------------------------
                                                  Executive Vice President

                                             AIMCO-GP, INC.

                                             By: /s/Patrick J. Foye
                                                 -------------------------------
                                                  Executive Vice President

                                             APARTMENT INVESTMENT
                                             AND MANAGEMENT COMPANY

                                             By: /s/Patrick J. Foye
                                                 -------------------------------
                                                  Executive Vice President



                                Page 4 of 5 Pages

                                  EXHIBIT INDEX

EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
        (a)(1)  Litigation Settlement Offer, dated November 11, 1999 (Previously filed).
        (a)(2)  Letter of Transmittal and related Instructions.
        (a)(3)  Letter, dated November 11, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
        (a)(4)  Supplement to the Litigation Settlement Offer, dated December 16, 1999.
        (b)     Credit Agreement (Secured Revolving Credit Facility), dated as of
                August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank
                Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's
                Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
        (c)     Not applicable.
        (d)     Not applicable.
        (e)     Not applicable.
        (f)     Not applicable.
        (z)(1)  Agreement of Joint Filing, dated November 11, 1999, among AIMCO,
                AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and IPLP Acquisition (Previously
                filed).


                                Page 5 of 5 Pages